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                                                                    EXHIBIT 99.1


(VIVENDI LOGO)

                                  PRESS RELEASE

Paris, December 9, 2004 - Vivendi Universal, which owns 49% of the share capital of Elektrim Telekommunikacja (((Telco))), is pleased with the decision of the arbitral tribunal of Vienna to reject all the claims of T-Mobile against Telco, on the basis that the Tribunal has no jurisdiction over Telco. This confirms Telco's legal ownership of the PTC's shares.

Important Disclaimer:

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that Vivendi Universal will not be able to obtain the necessary approvals for the contemplated transaction, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

MEDIA                                                INVESTOR RELATIONS
PARIS                                                PARIS
Antoine Lefort                                       Daniel Scolan
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Agnes Vetillart                                      Laurence Daniel
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Alain Delrieu
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NEW YORK                                             NEW YORK
Flavie Lemarchand-Wood                               Eileen McLaughlin
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